MiX Telematics Limited (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX”)

DEALINGS IN SECURITIES BY DIRECTORS AND BY DIRECTORS OF MAJOR SUBSIDIARIES OF MIX

Shareholders are advised of the following information relating to the award of share appreciation rights (each, a “SAR”, and collectively, “SARS”) on 31 August 2015 under the MiX Telematics Limited Long-Term Incentive Plan (“LTIP”), the vesting of which will occur on an annual basis in four equal tranches commencing on 31 August 2017 and will be subject to the performance condition of the achievement of 10% compounded annual growth in the MiX share price. The total value of each award will be determined, for the number of SARS exercised, by calculating the difference between the award price per SAR and the closing share price on the day before the exercise date.

Name of director:	Stefan Joselowitz
Acceptance date:	2 September 2015
Class of securities:	SARS in respect of ordinary shares
Number of securities:	SARS awarded in respect of 1 000 000 ordinary shares
Award price per SAR:	R3.13
Nature of transaction:	Off-market award of SARS under the LTIP
Nature and extent of directors’ interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Megan Pydigadu
Acceptance date:	1 September 2015
Class of securities:	SARS in respect of ordinary shares
Number of securities:	SARS awarded in respect of 750 000 ordinary shares
Award price per SAR:	R3.13
Nature of transaction:	Off-market award of SARS under the LTIP
Nature and extent of directors’ interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Charles Tasker
Acceptance date:	2 September 2015
Class of securities:	SARS in respect of ordinary shares
Number of securities:	SARS awarded in respect of 750 000 ordinary shares
Award price per SAR:	R3.13
Nature of transaction:	Off-market award of SARS under the LTIP
Nature and extent of directors’ interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Gert Pretorius
Name of subsidiary companies:	MiX Telematics Africa Proprietary Limited (“MiX Africa”), MiX Telematics Investments Proprietary Limited (“MiX Investments”)
Acceptance date:	3 September 2015
Class of securities:	SARS in respect of ordinary shares
Number of securities:	SARS awarded in respect of 500 000 ordinary shares
Award price per SAR:	R3.13
Nature of transaction:	Off-market award of SARS under the LTIP
Nature and extent of directors’ interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Brendan Horan
Name of subsidiary companies:	MiX Africa, MiX Investments and MiX Telematics International Proprietary Limited (“MiX International”)
Acceptance date:	2 September 2015
Class of securities:	SARS in respect of ordinary shares
Number of securities:	SARS awarded in respect of 750 000 ordinary shares
Award price per SAR:	R3.13
Nature of transaction:	Off-market award of SARS under the LTIP
Nature and extent of directors’ interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Catherine Lewis
Name of subsidiary company:	MiX International
Acceptance date:	3 September 2015
Class of securities:	SARS in respect of ordinary shares
Number of securities:	SARS awarded in respect of 500 000 ordinary shares
Award price per SAR:	R3.13
Nature of transaction:	Off-market award of SARS under the LTIP
Nature and extent of directors’ interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Rory McWilliams
Name of subsidiary company:	MiX International
Acceptance date:	3 September 2015
Class of securities:	SARS in respect of ordinary shares
Number of securities:	SARS awarded in respect of 200 000 ordinary shares
Award price per SAR:	R3.13
Nature of transaction:	Off-market award of SARS under the LTIP
Nature and extent of directors’ interest:	Direct beneficial
Clearance to deal received:	Yes

Shareholders are further advised of the following information relating to the dealing in securities by a director of MiX:

Name of director:	Megan Pydigadu
Transaction date:	1 September 2015
Class of securities:	Ordinary shares
Number of securities:	66 667
Price per security:	R3.15
Total value:	R210 001.05
Nature of transaction:	On-market purchase
Nature and extent of directors’ interest:	Direct beneficial
Clearance to deal received:	Yes

4 September 2015

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